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                          January 11, 2024

       Bryan Leach
       Chief Executive Officer
       Ibotta, Inc.
       1801 California Street
       Suite 400
       Denver, CO 80202

                                                        Re: Ibotta, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
11, 2023
                                                            CIK No. 0001538379

       Dear Bryan Leach:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement, Submitted December 11,
2023

       Note 11: Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase
       and Common Stock Warrants
       Common Stock Warrants, page F-26

   1. We note your response to prior comment 5. Please tell us how you determined whether
                                                        Walmart is considered
your customer in these arrangements. Refer to ASC 606-10-32-25.
 Bryan Leach
FirstName
Ibotta, Inc. LastNameBryan Leach
Comapany
January  11,NameIbotta,
              2024      Inc.
January
Page  2 11, 2024 Page 2
FirstName LastName
       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Rachel J. Nagashima